

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 2, 2009

<u>**Via U.S. Mail and Fax (408-363-8313)**</u>
Richard D. Kent
Chief Financial Officer
Sunrise Telecom Incorporated
302 Enzo Drive
San Jose, CA 95138

> **Re: Sunrise Telecom Incorporated
> Form 10-K for Fiscal Year Ended December 31, 2007
> Filed October 2, 2008
> File No. 0-30757**

Dear Mr. Kent:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director